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                                                                      EXHIBIT 12

                      THE WASHINGTON WATER POWER COMPANY

   Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend
                               Requirements(1)
                                 Consolidated
                             (Thousand of Dollars)

                                                       YEARS ENDED DECEMBER 31
                                            -----------------------------------------------
                                            1995       1994       1993       1992       1991
                                            ----       ----       ----       ----       ----
Fixed charges, as defined:

  Interest on long-term debt              $ 55,580   $ 49,566   $ 47,129   $ 51,727   $ 52,801
  Amortization of debt expenses
   and premium -- net                        3,441      3,511      3,004      1,814      1,751
  Interest portion of rentals                3,962      1,282        924      1,105      1,018
                                          --------   --------   --------   --------   --------
    Total fixed charges                   $ 62,983   $ 54,359   $ 51,057   $ 54,646   $ 55,570
                                          ========   ========   ========   ========   ========

Earnings, as defined:
  Net income from continuing ops.         $ 87,121   $ 77,197   $ 82,776   $ 72,267   $ 70,631
  Add (deduct);
   Income tax expense                       52,416     44,696     42,503     41,330     38,086
   Total fixed charges above                62,983     54,359     51,057     54,646     55,570
                                          --------   --------   --------   --------   --------
    Total earnings                        $202,520   $176,252   $176,336   $168,243   $164,287
                                          ========   ========   ========   ========   ========

Ratio of earnings to fixed charges            3.22       3.24       3.45       3.08       2.96

Fixed charges and preferred
 dividend requirements:
  Fixed charges above                     $ 62,983   $ 54,359   $ 51,057   $ 54,646   $ 55,570
  Preferred dividend requirements(2)        14,612     13,668     12,615     10,716     14,302
                                          --------   --------   --------   --------   --------
    Total                                 $ 77,595   $ 68,027   $ 63,672   $ 65,362   $ 69,872
                                          ========   ========   ========   ========   ========

Ratio of earnings to fixed charges
 and preferred dividend requirements          2.61       2.59       2.77       2.57       2.35


(1) Calculations have been restated to reflect the results from continuing operations (i.e. excluding discontinued coal mining operations).
(2) Preferred dividend requirements have been grossed up to their pre-tax level.